U.S. SECURITIES AND EXCHANGE COMMISSION			OMB APPROVAL
Washington, D.C. 20549			OMB Number:	3235-0101
			Expires:	December 31, 2009
	FORM 144		Estimated average burden hours per response . . .2.00
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933			DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.			CUSIP NUMBER
1(a) NAME OF ISSUER MDC Partners Inc.	(b) IRS IDENT. NO. 98-0364441	(c) S.E.C. FILE NO. 001-13718	WORK LOCATION

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
	45 Hazelton Avenue	Toronto	ON	M5R 2E3	(416)	960-9000

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER		(d) ADDRESS	CITY STATE	ZIP CODE

Miles S. Nadal		Director; Officer		See 1(d) above

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	I	(d)	(e)	(f)	(g)

Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3I)	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (M0. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

Class A Shares *(See Note 1 and 2 below)	William Blair 222 W. Adams St. Chicago, IL 60606		463,940	$5,066,225	25,373,980	09/17/07 to 12/15/07	Nasdaq and TSX

1.			3.
	(a)	Name of issuer.		(a)	Title of the class of securities to be sold.
	(b)	Issuer’s IRS Identification Number.		(b)	Name and address of each broker through whom the securities
	I	Issuer’s SEC file number, if any.			are intended to be sold.
	(d)	Issuer’s address, including zip code.		I	Number of shares or other units to be sold (if debt securities,
	(e)	Issuer’s telephone number, including area code.			give the aggregate face amount).
2.				(d)	Aggregate market value of the securities to be sold as of a
	(a)	Name of person for whose account the securities are to be sold.			specified date within 10 days prior to the filing of this notice.
	(b)	Such person’s or I.R.S. Identification number, if such a person is an entity.		(e)	Number of shares or other units of the class outstanding, or if
	I	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder,			debt securities the face amount thereof outstanding, as shown by
		or member of immediate family of any of the foregoing).			the most recent report or statement published by the issuer.
	(d)	Such person’s address, including zip code.		(f)	Approximate date on which the securities are to be sold.

				(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Class A Shares	September 17, October 1, and October 3, 2007	Shares acquired upon exercise of options that expire on November 10, 2007.	MDC Partners Inc.	Up to 463,940, upon exercise of options	Same date as option exercise	cash

INSTRUCTIONS:
If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Miles S. Nadal 45 Hazelton Ave. Toronto, ON M5R 2E3 Canada	Class A Shares	Sept. 17, 2007	165,000	$1,815,000

Remarks:

*Note 1: This Form 144 is being filed as a supplement to the Form 144 filed by the Reporting Person on September 17, 2007, and includes an additional 77,940 shares that the Reporting Person is permitted to sell pursuant to Rule 144 as of October 3, 2007 (i.e., an aggregate of 463,940 shares.) A portion of the proceeds from this proposed sale will be used to satisfy the tax payment requirement upon the planned exercise of 475,000 options that expire on November 10, 2007, and to satisfy a loan repayment obligation pursuant to Section 4 of the Reporting Person’s Management Services Agreement.

*Note 2: All or a portion of the shares of stock covered by this Form 144 may be sold pursuant to a 10b5-1 Plan dated September 21, 2007.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

October 3, 2007	/s/ Miles S. Nadal
Date of Notice	(Signature)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)